Mail Stop 3010

May 13, 2009

Via U.S. Mail and Facsimile 702.363.6262

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

     Re: **Superlattice Power, Inc.**
               Form 10-K for fiscal year ended July 31, 2008
               Filed October 29, 2008
               File No. 0-50693

Dear Mr. Kassam:

     We have reviewed your response letter dated April 29, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended July 31, 2008

Part I, page 2

1.   Please ensure that you provide all of the disclosure required by Item 101(h)(4) of Regulation S-K, including, but not limited to, disclosure regarding the sources and availability of raw materials, the effect of government regulation on your business, and the cost of complying with environmental laws.

Liquidity and Capital Resources, page 3

2.   In this section, you state that you had 115,000,000 shares of common stock issued and outstanding as of October 15, 2008. However, on your website, you state that you have 15,000,000 shares of common stock issued and outstanding. Please advise or revise.

Risk Factors, page 6

3.   Please update your risk factor section. Additional risks may include, but are not limited to the following:
   • Impact of current market conditions;
   • Environmental issues surrounding production of lithium ion batteries;
   • Risks associated with failure to pass tests; and
   • Penny stock risks.
   As noted above, this list is not intended to be all-inclusive. Please review your risk factors and revise your disclosure to address all material risks.

Item 2. Properties, page 6

4.   We note your disclosure that you are obligated to pay $2,500 per month for rent starting April 16, 2008, in addition to your $11 per month obligation on your other property. However, it appears that you have paid less than this amount for the year ended July 31, 2008, according to your disclosure on page 28 in Note 12 of the financial statements. Please advise or revise.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Stockholders' Deficiency, page 18

5.   We note your response to prior comment three from our letter dated February 23, 2009. It does not appear that you have addressed the financial information presented within the Consolidated Statement of Stockholders' Deficiency in your draft Form 10-K/A for the fiscal year ended July 31, 2008. Please advise.

Consolidated Statements of Cash Flows, page 19

6.   We note your response to comment five and reissue the comment. Please address how you have accounted for the Gain on disposal of discontinued operations within your consolidated statement of cash flows.

Item 9A(T). Controls and Procedures, page 29

7.   We note your response to prior comment seven. Please consider whether management's failure to provide the proper report of independent registered accounting firm, as well as management's inclusion of the draft Form 10-K/A to recast its financial statements to fulfill financial statement requirements, impacts its conclusions regarding the effectiveness of disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate. Refer to Item 307 of Regulation S-K as well as Exchange Act Rules 13a-15(e) and 15d-15(e).

Item 10. Directors, Executive Officers, and Corporate Governance, page 30

8.   Please provide the disclosure required by Item 406 of Regulation S-K regarding whether you have adopted a code of ethics.

Item 13. Certain Relationships and Related Transactions, page 33

9.   We note that you have entered into multiple related party transactions. Please revise this section to provide all of the disclosure required by Item 404(d) of Regulation S-K. Please ensure that you provide disclosure regarding all of your related party transactions, to the extent required by this item. Please ensure that you file any agreements relating to your related party transactions to the extent required by Item 601(b)(10) of Regulation S-K.

Exhibit 31

10.   We note your disclosure on page 30 that Mr. Charania was appointed as you Chief Financial Officer on August 30, 2005. However, the certification filed as exhibit 31 was signed by Mr. Kassam in his capacity as Chief Executive Officer and Principal Financial Officer. Because Mr. Charania is your Chief Financial Officer, as indicated on page 30, he should provide a separate certification. Please file an amended 10-K to provide a revised certification signed by Mr. Kassam in his capacity as Chief Executive Officer and a separate certification for Mr. Charania signed in his capacity as Chief Financial Officer or advise.

Ayaz Kassam
Superlattice Power, Inc.
May 13, 2009
Page 4

11.   Please revise the certification to present the exact language required by Item
        601(b)(31) of Regulation S-K.

Exhibit 32

12.   Please file an amended 10-K to provide a revised certification signed by Mr.
        Kassam in his capacity as Chief Executive Officer and signed by Mr. Charania in
        his capacity as Chief Financial Officer or advise.

Signatures

13.   We note that Mr. Charania has not signed in his capacity as Chief Financial
        Officer. Instead, Mr. Kassam has signed on behalf of the registrant as the
        principal financial officer. Please revise to ensure that the signatures conform to
        the requirements of Instruction D to Form 10-K and that the required persons sign
        the report.

                            *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the
undersigned at 202.551.3629 if you have questions regarding comments on the financial
statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at
202.551.3585 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other
questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief